EuroZinc Mining Corporation

Three months and nine months ended September 30, 2006

Management’s Discussion and Analysis

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EUROZINC MINING CORPORATION

Management’s Discussion and Analysis

The following Management’s Discussion and Analysis (“MD&A”) of EuroZinc Mining Corporation (“EuroZinc” or the “Company”) has been prepared as of November 6, 2006 and is intended to supplement and complement the accompanying unaudited consolidated financial statements and notes for the three months and nine months ended September  30, 2006.  Please also refer to the cautionary statement of forward-looking information at the end of the MD&A.  Additional information relating to the Company is available on the SEDAR website at www.sedar.com.  All the financial information in this MD&A is in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and all dollar amounts in the tables, including comparatives, are expressed in thousands of US dollars, unless otherwise noted.

OVERVIEW

EuroZinc is a Canadian based mining company that owns and operates the Neves-Corvo copper zinc mine and has commenced development of the Aljustrel zinc/lead/silver mine.  Both of these mines are located in southern Portugal and are within 40 kilometres of each other.  The Neves-Corvo and Aljustrel mines consist of poly-metallic deposits containing, among other metals, copper, tin, zinc, lead, silver and indium.  Neves-Corvo has been a significant copper concentrate producer since 1989 and added zinc concentrate as of July 2006.  The Company commenced development of the Aljustrel zinc lead silver mine in the second quarter 2006 and expects it to be in production by September 2007.

HIGHLIGHTS FOR THE THIRD QUARTER 2006

•

Increased net earnings by 153 percent from the third quarter of 2005 to $64.0 million or $0.11 (C$0.13) per share;

•

Generated cash flow from operating activities before changes in non-cash working capital items of $60.0 million or $0.11 (C$0.12) per share (see non-GAAP measure reconciliation);

•

Increased cash and cash equivalents by $98.0 million to $195.3 million from the previous quarter;

•

Zinc production commenced at Neves-Corvo on July 3rd, 2006

•

Announced merger with Lundin Mining Corporation on August 21, 2006 to create a premier diversified copper and zinc producer; and

•

Completed merger with Lundin Mining Corporation on October 31, 2006.

OVERVIEW

During 2006, stronger copper prices generated significantly higher net earnings, revenues and cash flows as compared to 2005.

Net earnings increased 153% for the quarter and the nine months ended September 30, 2006 to $64.0 million, $0.11 (C$0.13) per share and $153.01 million, $0.28 (C$0.31) per share, respectively, over net earnings of $25.3 million, $0.05 (C$0.06) per share and $60.5 million, $0.12 (C$0.14) per share for the same periods in 2005.  Net earnings include realized and unrealized (non-cash) losses on derivative instruments of $9.4 million for the third quarter and $77.0 million for the first nine months of 2006 compared with $6.8 million and $19.8 million for the same periods in 2005.

EUROZINC MINING CORPORATION

Management’s Discussion and Analysis

The Company generated cash flow from operating activities before changes in non-cash working capital items of $60.0 million and $183.8 million in the three and nine months ended September 30, 2006, respectively, compared with $35.4 million and $86.9 million for the same periods in 2005 (see non-GAAP measure reconciliation).  EuroZinc’s cash position increased to $195.3 million at September 30, 2006, an increase of $167.7 million from December 31, 2005.

Zinc production began at the Neves-Corvo mine in early July ahead of plan.  Operations in the zinc zone were initiated earlier in the year, and stockpiles of ore for mill feed were accumulated both underground and on surface in anticipation of the plant startup and as the production levels of zinc ore were ramped up.  The zinc plant, retrofitted from the original tin plant, is planned to process zinc ore at an annual rate of 350,000 tonnes, which equates to approximately 55 million pounds (25,000 tonnes) of contained zinc metal in concentrate.  On this basis and considering ramp up adjustments, the company expects to produce approximately 21 million pounds (9,500 tonnes) of zinc metal in 2006.  Neves-Corvo thus becomes the only zinc producer in the Iberian Peninsula at the present time.

Two surface drills were active on the Portuguese concessions during the third quarter; ones working on infill drilling of holes on the Lombador deposit and the second drill on testing gravity targets on the Malhadinha exploration concession which adjoins the Aljustrel mining lease.  Work on the Lombador deposit was being carried out in order to better understand the distribution of grade within this large sulphide lens and to provide additional data for resource estimation.  The Lombador deposit is the biggest of the five deposits which make up the Neves-Corvo cluster.

During the quarter, a contract was entered into which will provide two additional drills for the projects plus a third spare drill.  These drills were shipped prior to the end of the quarter and arrived in Portugal early in the fourth quarter and in October were deployed to accelerate the infill drill program on the Lombador deposit.

Despite delays experienced by the late granting of the concessions and by initial low drilling productivity, the Company expects its 46,000 meter drilling program to be on schedule by year end with the addition of two drill rigs to compliment the three existing surface rigs.  The mine-site program has been successful in adding new copper and zinc resources while increasing the grade and confidence level of these resources, and demonstrates the potential to identify new resources at the Neves-Corvo mine, where some of the ore bodies have seen only wide spaced drilling to date.

Work continued on the redevelopment of the Aljustrel mine with the startup planned for September 2007.  Mine development commenced in September and senior management was recruited in the third quarter and began work late in October.

EUROZINC MINING CORPORATION

Management’s Discussion and Analysis

On August 21, 2006 EuroZinc Mining Corporation (“EuroZinc”) and Lundin Mining Corporation (“Lundin Mining”) jointly announced an agreement to merge through a Plan of Arrangement, to create a premier diversified copper and zinc mining company with approximately 1,500 employees.  On October 19, Special Shareholders’ Meetings were held in both companies, and shareholders of both EuroZinc and Lundin Mining approved the merger.  The transaction closed on October 31st and all EuroZinc common shares were automatically exchanged at a ratio of 0.0952 Lundin Mining common shares for each EuroZinc common share plus a cash component of $0.01 for each 100 EuroZinc common shares.  EuroZinc shareholders own approximately 56.7% of the combined company as of the date of closing.  As of November 1, 2006 the combined company, Lundin Mining is listed on the American Stock Exchange (LMC), the Toronto Stock Exchange (LUN) and the Stockholm Stock Exchange (LUMI).  As a consequence of the merger this will be the last EuroZinc report to shareholders.

EUROZINC MINING CORPORATION

Management’s Discussion and Analysis

SUMMARY OF SELECTED OPERATING AND FINANCIAL DATA

The following table summarizes financial and operating data prepared in accordance with Canadian GAAP, except for the cash cost information and operating cash flow per share, and is denominated in US dollars, unless otherwise noted.

		Three months ended		Nine months ended
		September 30,		September 30,
Financial Data		2006	2005	2006	2005
LME average copper price ($/lb)		$ 3.48	$ 1.70	$ 3.00	$ 1.48
Realized copper price per pound sold ($/lb) (1)		$ 3.69	$ 1.73	$ 3.41	$ 1.52
Cash cost per pound of copper sold (2)		$ 0.82	$ 0.78	$ 0.84	$ 0.77
US$/Euro exchange rate (period average) (4)		$ 1.2738	$ 1.2190	$ 1.2411	$ 1.2632
Cash cost per tonne milled		€ 40.64	€ 34.53	€ 35.50	€ 34.20
Revenue (million's) (3)		$ 133.1	$ 83.7	$ 390.5	$ 217.4
Net earnings for the period (million's)		$ 64.0	$ 25.3	$ 153.1	$ 60.5
Earnings per share
- Basic (C$)		$ 0.13	$ 0.06	$ 0.31	$ 0.14
- Basic (US$)		$ 0.11	$ 0.05	$ 0.28	$ 0.12
Operating cash flow per share (5)
- Basic (C$)		$ 0.12	$ 0.08	$ 0.38	$ 0.20
- Basic (US$)		$ 0.11	$ 0.07	$ 0.33	$ 0.17

Operating Data
Tonnes mined (000's)	- copper	465.0	548.0	1,441.2	1,570.0
	- zinc	68.1	-	74.5	-
		533.1	548.0	1,515.7	1,570.0

Tonnes milled (000's)	- copper	463.0	521.9	1,472.9	1,548.0
	- zinc	76.1	-	76.1	-
		539.1	521.9	1,549.0	1,548.0
Average head grade (%)	- copper	4.5	4.8	4.6	5.0
	- zinc	8.0	-	8.0	-
Average recovery (%)	- copper	87.6	89.4	88.9	88.1
	- zinc	50.2	-	50.2	-
Tonnes concentrate (000's)	- copper	75.2	90.7	243.0	275.3
	- zinc	6.3	-	6.3	-
Concentrate grade (%)	- copper	24.7	24.4	24.7	24.4
	- zinc	47.8	-	47.8	-
Tonnes contained metal (000's)	- copper	18.3	22.1	60.0	68.6
	- zinc	3.0	-	3.0	-
Pounds sold (000's)	- copper	37,787	51,467	122,671	155,617
	- zinc	3,307	-	3,307	-
(1) Before smelter treatment and refining charges and after quotation period adjustments.
(2) See non-GAAP measure reconciliation below.
(3) All metals net of smelter treatment and refining charges.
(4) Period end US$/Euro exchange rates: September 30, 2006 - 1.266; December 31, 2005 - 1.184.
(5) Before changes in non-cash working capital (see non-GAAP measure reconciliation below).

EUROZINC MINING CORPORATION

Management’s Discussion and Analysis

REVENUE

A higher copper price and the including  of the first revenue from the zinc production generated 59 percent more revenue in the third quarter ended September 30, 2006, $133.1 million compared with $83.7 million in the third quarter of 2005, despite fewer pounds of copper being sold.  The Company realized a substantially higher average price of copper at $3.69 per pound of copper sold, net of quotation period adjustments on 37.8 million pounds of copper sold the third quarter, as compared with a $1.73 per pound of copper sold on 51.5 million pounds sold in 2005.

For the first nine months of 2006, revenue of $390.5 million was generated on the sale of 122.7 million pounds of copper compared with $217.4 million on 155.6 million pounds of copper in 2005, an 80 percent increase.  A significantly higher price of $3.41 per pound of copper sold, net of quotation period adjustments was realized for the nine month period , compared with $1.52 per pound in 2005 and  resulted in higher revenue in the period despite the fewer pounds sold.

There were fewer pounds of copper  sold in the third quarter of 2006 as compared with the same period in 2005 as 10 percent of the concentrate produced in the third quarter remained in inventory as at September 30, 2006.  In addition, 17 percent or 15,500 fewer tonnes of concentrate were produced during the third quarter of 2006 as compared with the third quarter of 2005.

COST OF SALES

The cost of sales in the third quarter of 2006 was $26.0 million compared with $ 25.8 million in the third quarter of 2005, unchanged even though fewer pounds of copper were sold.  The unit cost per pound of copper sold in 2006 was higher as total production costs increased due to the higher costs related to the use of a mine contractor, additional ground support material consumed and an increase in property insurance and lower production levels. For the nine months ended September 30, 2006 the cost of sales were lower than in the comparable period of 2005 at $75.5 million versus $80.0 million as fewer pounds were sold in 2006, which was partially offset by the higher unit cost per pound sold as described above.

On a unit basis, the C1 cost per pound of copper sold in 2006 was $0.82 and $0.84 per pound of copper for the third quarter and the first nine months respectively, as compared to $0.78 and $0.77 per pound in 2005. The higher cost per pound  of sales in 2006 resulted from a combination of fewer  pounds of copper being produced and higher operating costs as described above, but was positively impacted by the by-product credit received for the zinc sales in the third quarter. (See non GAAP measure reconciliation).

PRODUCTION STATISTICS NEVES-CORVO

Total tonnes processed during the third quarter and first nine months of 2006 were 539,100 tonnes and 1,549,000 tonnes respectively and were similar to the same periods in 2005. The third quarter of 2006 included the first 76,000 tonnes of zinc ore processed at Neves-Corvo of which 6,300 tonnes of zinc concentrate was produced.

EUROZINC MINING CORPORATION

Management’s Discussion and Analysis

Copper ore processed, for the first nine months of 2006, was 5 percent less than in 2005 (1,473,000 tonnes compared with 1,548,000 tonnes), which combined with the lower than average copper head grade (4.6 percent compared with 5.0 percent) contributed to 12 percent less copper concentrate (243,000 tonnes versus 275,300 tonnes). The planned head grade for 2006 was lower than 2005 as higher metal prices supported employing a lower cut off grade in mine planning. In addition, as copper prices climbed further in the second and third quarter of the year, a decision was taken to include even lower grade ore as the net smelter return had become more favourable.  During the third quarter, 104,000 tonnes of lower grade ore was mined and processed where under lower copper prices, these materials would have been left behind.  Although this affected the original planned stoping sequence and head grade, this decision potentially extends the life of the mine.  The operating costs per tonne of ore milled of €40.64 for the third quarter and €35.5 for the first nine months of 2006 were 18 percent higher as compared with €34.53 in the third quarter of 2005 and 3.8 percent higher than the €34.20 for the first nine months of 2005.  The increase was due primarily to the higher costs as described above.

ROYALTIES

Royalties were significantly higher in the third quarter and first nine months of 2006 at $5.4 million and $15.1 million, respectively, as compared with $ 3.1 million and $6.0 million in the same periods of 2005. The royalty is calculated on a “net profits” basis and as such the increase was directly attributable to higher net earnings at the Neves-Corvo mine.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization expenses were $6.9 million and $20.2 million for the third quarter and first nine months of 2006, respectively, as compared with $7.1 million and $17.5 million for the comparable periods in 2005.  The third quarter of 2006 was lower than the comparable period of 2005 due to fewer pounds of copper being sold however; the depreciation and amortization expenses for the nine months were higher than for the same period of 2005 due to a revision to the Neves-Corvo life of mine plan during the second quarter 2005.

GENERAL AND ADMINISTRATION

General and administration expenses were greater in the first nine months of 2006, at $6.9 million as compared with $6.5 million in 2005.  The main reasons for the higher costs were the stock based compensation and regulatory costs and the cost for SOX compliance activities.

INTEREST AND OTHER, NET

Interest and other, net consists of interest and accretion expense on long term debt, amortization of deferred financing costs, foreign exchange gains and losses, net of interest and other income.  Interest and other, net, was a $1.9 million income and a $5.8 million expense in the third quarter and the first nine months of 2006, respectively, as compared to expenses of $2.5 million and $5.7 million for the comparable periods in 2005.

A foreign exchange gain of $1.7 million and a loss of $4.8 million were recorded in the third quarter and the first nine months in 2006, respectively, as compared to a loss of $0.1 million and a gain of $2.7 million for the same periods in 2005.  The gain in the third quarter of 2006 was due to the strengthening US dollar from $1.2779/€1.00 at the beginning of the quarter to $1.2687/€1.00 at the end of the quarter.  The loss resulted from the weakening of the US dollar from $1.1842/€1.00 at the beginning of the year to $1.2687/€1.00 at the end of the nine months.

EUROZINC MINING CORPORATION

Management’s Discussion and Analysis

Interest and accretion on long-term debt was $1.4 million and $3.0 million for the third quarter and the first nine months in 2006, respectively, as compared to a $1.7 million and $6.1 million for the same periods in 2005.  The decrease in interest expense was due to the reduction of bank loans that existed in the first half of 2005.

Amortization of deferred financing costs was $0.2 million and $0.7 million for the third quarter and the first nine months in 2006, respectively, as compared to $0.7 million and $4.5 million for the same periods in 2005.  The decrease in 2006 was due to the retirement of bank loans, which resulted in the expensing of the related financing costs in 2005.

Interest and other income, net, were $1.7 million and $2.7 million for the third quarter and the first nine months in 2006, respectively, as compared to a $0.0 million and $2.1 million for the same periods in 2005.

GAIN ON SETTLEMENT OF PRODUCTION LIABILITIES

The Company realized a gain of $8.5 million on a settlement of production liabilities in the second quarter of 2006.  This was the result of a renegotiation of the Aljustrel production liabilities of $17.8 million (€13.9 million) and contingent obligation of $28.2 million (€22.0 million) that were assumed on the acquisition of Aljustrel mine in 2001.  The settlement agreement was executed on May 14, 2006 for a total of $4.4 million (€3.5 million) with half the amount paid on closing and the balance due on November 14, 2008.

DERIVATIVE INSTRUMENTS

Higher metal prices and a strengthening US dollar resulted in a realized loss on derivative instruments of $23.3 million, for the third quarter of 2006, as compared with $8.5 million for the third quarter of 2005. Higher metal prices partially offset by a weaker US dollar resulted in a loss of $66.1 million over the nine months ended September 30, 2006 compared with a $20.0 million loss in the comparable period in 2005. A total of 6,000 tonnes of $1.58 per pound copper forward sales were closed during the third quarter of 2006 and 24,750 tonnes of $1.58 per pound copper forward sales were closed over the nine months of 2006.

The Company reduced the unrealized loss on derivative instruments in the third quarter of 2006 as the copper price remained relatively constant, but as noted above a number of positions were closed reclassifying the unrealized loss to realized loss on derivative instruments.  Higher metal prices over the first nine months of 2006 required the Company to record a loss of $10.9 million. These amounts are non cash and reflect the change in mark-to-market settlement value of the hedge positions outstanding at the end of each period.

EUROZINC MINING CORPORATION

Management’s Discussion and Analysis

Outstanding derivative positions at September 30, 2006 are summarized as follows:

Derivative Positions	2006	2007	2008	2009 2011	Total

Copper
- Puts acquired in 2005 (tonnes)	6,000	-	-	-	6,000
Average price (US$/lb)	$ 1.36	$ -	$ -	$ -	$ 1.36
- Puts acquired in 2004 (tonnes) *	16,902	52,704	-	-	69,606
Average price (US$/lb)	$ 0.86	$ 0.85	$ -	$ -	$ 0.85
- Calls sold in 2006 (tonnes)	-	9,900	-	-	9,900
Average price (US$/lb)	$ -	$ 4.00	$ -	$ -	$ 4.00
- Forward sales (tonnes)	6,000	8,400	-	-	14,400
Average price (US$/lb)	$ 1.58	$ 3.00	$ -	$ -	$ 2.41
Zinc
- Forward sales (tonnes)	-	1,200	2,400	-	3,600
Average price (US$/lb)	$ -	$ 1.22	$ 1.22	$ -	$ 1.22
Lead
- Forward sales (tonnes)	-	300	600	-	900
Average price (US$/lb)	$ -	$ 0.50	$ 0.50	$ -	$ 0.50
Silver
- Forward sales (ounces)	-	39,852	95,460	284,532	419,844
Average price (US$/oz.)	$ -	$ 11.60	$ 11.60	$ 11.60	$ 11.60
US Currency
- Forward sales (000's)	$ 40,000	$ 192,000	$ -	$ -	232,000
Average US dollar/EURO	$ 1.2182	1.2907	$ -	$ -	$ 1.2782

INCOME TAXES

Current income tax expense for the third quarter of 2006 was $15.2 million compared with $8.2 million in 2005.  For the first nine months of 2006 current income tax expense was $42.6 million as compared with $18.0 million in the comparable period in 2005.  These increases were due primarily to the much stronger copper price in 2006 that generated higher taxable earnings from the Neves-Corvo mine.

In the first nine months of 2006 the Company recorded a net future income tax recovery of $1.7 million relating to an unrealized loss on derivative instruments in 2006.  This compares to a future income tax expense of $2.5 million in the same period of 2005.

EUROZINC MINING CORPORATION

Management’s Discussion and Analysis

SUMMARY OF QUARTERLY RESULTS

		2006		2005				2004
Quarterly Results	Q3	Q2	Q1	Q4	* Q3	* Q2	* Q1	* Q4
					(restated)	(restated)	(restated)	(restated)
Revenues ($ millions) **	$ 133.1	$168.5	$ 88.9	$ 97.5	$ 83.7	$ 65.0	$ 68.7	$ 57.1
Operating profit ($ millions) **	$ 94.1	$127.3	$ 56.2	$ 64.1	$ 46.9	$ 30.3	$ 34.3	$ 30.2
Net earnings ($ millions)	$ 64.0	$ 71.6	$ 17.4	$ 27.8	$ 25.3	$ 16.3	$ 19.0	$ 3.2
Earnings per share	$ 0.11	$ 0.13	$ 0.03	$ 0.05	$ 0.05	$ 0.03	$ 0.04	$ 0.01
Average LME price per pound of copper	$ 3.48	$ 3.30	$ 2.24	$ 1.90	$ 1.71	$ 1.54	$ 1.48	$ 1.38
Copper pounds sold (million's)	37.8	46.1	38.7	48.1	51.5	49.9	54.2	42.8
Weighted average number of common shares outstanding (million's)	561.6	555.9	543.3	534.4	532.6	520.5	505.0	477.8

Note: *

Restated and re-filed as a result of a change in the taxation rate in Portugal.

**

Revised for the first three quarters of 2005 and Q4 2004 to exclude realized losses on derivative instruments, which were previously netted against revenues.

The variability in operating profit in the last eight quarters results from the volatility of the realized copper price, changes in smelter charges and the number of pounds of copper sold during each reporting period.  Additionally, the net earnings can vary, quarter to quarter, due to gains or losses on the fair valuation of derivative instruments.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents as at September 30, 2006 were $195.3 million, an increase of $98.0 million from June 30, 2006 and $167.7 million from December 31, 2005.

Working capital at September 30, 2006 was $182.1 million, a $157.8 million increase from the beginning of the 2006.  The increase in working capital was a direct result of the significantly higher copper price realized to date in 2006.  The largest increases in the working capital items were cash and cash equivalents of $167.7 million and restricted investments of $12.2 million partially offset by increases in accounts payable of $9.9 million and taxes payable of $9.3 million.

Cash flow from operating activities was $76.5 million for the third quarter of 2006 and $202.9 million for the first nine months in 2006, as compared with $1.5 million and $55.6 million in the same periods of 2005.  The higher 2006 operating cash flow reflects the significantly higher realized copper price compared with 2005.

Cash flow from investing activities during the third quarter provided $16.9 million as $29.3 million of the restricted investment held by a hedge counter party was returned in the quarter, this was partially offset by the use of $11.4 million on capital additions.  For the first nine months of 2006 the Company’s investing activities used $44.9 million, primarily on capital additions at the Neves-Corvo and Aljustrel mines on equipment and mine development ($29.8 million) and funding restricted investments ($12.2 million) with a hedging counter party.

EUROZINC MINING CORPORATION

Management’s Discussion and Analysis

Cash flow from financing activities generated $5.0 million and $6.8 million during the third quarter and the first nine months of 2006 respectively, mainly from shares issued on the exercise of warrants and options and funds received from the sale of copper calls, as compared with the use of funds of $18.9 million and $34.3 million in the same periods of 2005, when the Company was aggressively repaying debt.

At the current metal prices and exchange rates the Company expects that cash flow from operations will be more than sufficient to support the Company’s operating and sustaining capital plans on an ongoing basis.  In addition, the Company has an un-drawn €40 million commercial paper facility available until March 31, 2008 and has arranged, but not formalized, a $35.0 million debt facility for use as part of the financing for the reopening of the Aljustrel mine.

Shareholders’ equity as at September 30, 2006 was $419.2 million compared with $231.0 million at the beginning of the year.  This $188.1 million increase resulted from net earnings for the period of $153.1 million; the issuance of 25.2 million common shares for proceeds of $13.6 million, on the exercise of stock options and share purchase warrants, $1.7 million related to stock based compensation and share purchase warrants; and an increase in currency translation adjustment of $19.8 million due to the decline of the US dollar against the Euro.

RELATED PARTY TRANSACTIONS

In 2006 the Company paid, on behalf of a significant shareholder, $0.3 million of reimbursable expenses relating to the Company’s secondary offering.

OUTSTANDING SHARE DATA

As at October 31, 2006, the final trading day of EuroZinc shares, there were 563,146,177 common shares outstanding.  There were director and employee stock options outstanding of 13,321,671 with an average exercise price of Cdn$1.53 per share.  No share purchase warrants were outstanding.  Outstanding EuroZinc director and employee stock options will be converted to the equivalent Lundin Mining options as of October 31, 2006.

OUTLOOK

The operating base and future growth of the Company will continue to be in the production of base metals, as the Company believes the long term prospects for both copper and zinc are strong.  The Company will focus its efforts on growth in these sectors of the mining business while keeping a diligent eye on the existing operation and projects.  Building value for the Company’s shareholders can be achieved by capitalizing on internal opportunities as well as those outside the Company’s immediate sphere of influence.  In this regard the Company recently completed a merger with Lundin Mining Corporation (on October 31, 2006) to create a premier mid sized base metal mining company and initiated consolidation in the sector.  This type of transaction, merger and or acquisition, remains a major part of the new Company’s focus to continue to gain appreciation in the shareholder’s investment in the Company.

The Company expects to complete a study in 2006 that was initiated in 2005, to determine the cost benefits associated with increasing the throughput capacity of the newly commissioned zinc plant at Neves-Corvo.  Management also continues to pursue an optimum mine plan for the deposits at Neves-Corvo, as well as seeking more cost efficient methods to exploit the deposits.  Both of these efforts are categorized as works in progress and are pursued as the variables to the economics of the operations change.

EUROZINC MINING CORPORATION

Management’s Discussion and Analysis

At Neves-Corvo, the Company expects to produce 185 million pounds of contained copper in 2006, down slightly from the 195 million pounds originally planned, and principally due to mining the lower copper grade ore during the high price period.  Ore processing for 2006 is targeted at 2.0 million tonnes of copper ore and 150,000 tonnes of zinc ore as per plan.

NON-GAAP MEASURE RECONCILIATION

Non-GAAP measure reconciliation of cash cost per pound of copper sold to Consolidated Financial Statements

The Company has included the cash cost per pound of copper sold in the table below.  The Company understands that certain investors use this information to assess the Company’s performance.  The inclusion of the cash cost per pound statistics enables investors to better understand quarter-over-quarter changes in production costs, which in turn affect profitability and the ability to generate operating cash flow.  The cash operating cost is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP.  The measures are not necessarily indicative of operating profit or cash flow from operations as determined under Canadian GAAP.

	Three months ended		Nine months ended
	September 30,		September 30,
($ million's)	2006	2005	2006	2005
Cost of sales per Consolidated Statement of Operations	26.0	25.8	75.5	80.0
Smelter and other charges	10.8	15.1	35.4	43.6
By-product credits	(5.9)	(0.9)	(8.4)	(4.1)
Direct cash cost of sales (C1) *	31.0	40.0	102.5	119.5
Pounds of copper sold (000's)	37,787	51,467	122,671	155,617

Direct cash cost per pound sold (C1) *
Cost of sales	$ 0.69	$ 0.50	$ 0.62	$ 0.51
Smelter and other charges	0.29	0.29	0.29	0.28
By-product credits	(0.16)	(0.02)	(0.07)	(0.03)
Total direct cash cost per pound sold	$ 0.82	$ 0.78	$ 0.84	$ 0.77

*

Direct cash cost of sales (C1) per pound includes operating costs such as mining, processing, administration, smelter treatment refining, marketing, transportation and by-product credits.

EUROZINC MINING CORPORATION

Management’s Discussion and Analysis

Non-GAAP measure reconciliation of Cash Provided from Operating Activities (before changes in non-cash working capital items) to Consolidated Financial Statements

	Three months ended		Nine months ended
	September 30,		September 30,
($ millions)	2006	2005	2006	2005

Cash flow from operating activities per Consolidated Statements of Cash Flows	76.5	1.5	202.9	55.6
Less:
Cash from changes in non-cash working capital	16.5	(33.9)	19.1	(31.3)

Cash flow from operating activities (before changes in non-cash working capital)	60.0	35.4	183.8	86.9

Cash provided from operating activities before changes in non-cash working capital items is furnished to provide additional information and is not a generally accepted accounting principles (GAAP) measure.  This measure should not be considered in isolation as a substitute for measures of performance prepared in accordance with GAAP and is not necessarily indicative of cash provided from operating activities as determined under GAAP.  This measure is intended to provide investors with information about cash generating capabilities of the Company’s operating activities on a cash basis in a given period; the Company uses this information for the same purpose.  Mining operations are capital intensive, however this measure excludes financing activities, investing activities and changes in non-cash working capital.  These items are discussed throughout the MD&A and the consolidated financial statements.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain of the statements made and information contained herein is “forward-looking information” within the meaning of the Ontario Securities Act or “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including  environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper and zinc; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within Portugal will continue to support the development and operation of mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

OTHER INFORMATION

Additional information regarding the Company is included in the Company’s Annual Information Form (“AIF”) and Annual Report on Form 40-F, which are filed with the Canadian securities regulators and the United States Securities and Exchange Commission (“SEC”), respectively.  A copy of the Company’s AIF is posted on the SEDAR website at www.sedar.com.  A copy of the Form 40-F can be obtained from the SEC website at www.sec.gov.